EXHIBIT 99.1

Electrovaya Secures $20M Credit Facility from Bank of Montreal to Accelerate Growth and Reduce Costs

Three year term includes an accordion of US$5.0 million expansion option to fuel future growth

Lower-cost facility replaces existing debt, reducing servicing costs

Supports operations in both the United States and Canada and enables financing from the United States Export-Import Bank ("EXIM") for Jamestown manufacturing investments

TORONTO, ONTARIO / ACCESS Newswire / March 10, 2025 / Electrovaya Inc. ("Electrovaya" or the "Company") (NASDAQ:ELVA)(TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, is pleased to announce that it has closed a credit agreement with the Bank of Montreal Corporate Finance ("BMO") for a senior secured asset based lending facility (the "Facility") which includes a three year term and which includes the following features:

•	Revolving asset based facility of US $20.0 Million

•	Accordion of US $5.0 million to support further growth when required

•	Ancillary credit products for foreign currency hedging and credit cards

This facility lowers Electrovaya's cost of capital with reduced interest rates and fees, strengthening its financial position for expansion. The new Facility, with an initial three year term, will support Electrovaya's growth plans over the next few years and includes lending capabilities for both Electrovaya's US and Canadian operations. Importantly, the BMO facility enables financing from the United States Export-Import Bank ("EXIM") for Jamestown manufacturing investments through an intercreditor agreement.

"Our new banking facility with BMO Corporate Finance provides Electrovaya with improved working capital access while reducing costs to support our U.S and International growth plans," said Dr. Raj Das Gupta, CEO of Electrovaya. "Furthermore, the facility enables corresponding financing from EXIM to support our pursuit of vertically integrated lithium ion battery manufacturing in the United States. We look forward to a strong partnership with the BMO Corporate Finance team as we continue our mission of driving broad adoption of our leading lithium-ion battery technology."

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA)(TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications.Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, other financial projections, working capital, cost of capital, cash flow anticipated in FY 2025, the Company's requirements for additional financing, purchase orders, mass production schedules, funding from EXIM and the ability to satisfy the conditions to drawing on any facility entered into with EXIM, the ability to utilize the accordion for $5 million of additional capital, ability to sustain a long term partnership with BMO, ability to deliver to customer requirements. Forward-looking statements can generally, but not always, be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward looking statements, and actual results may differ materially from those expressed or implied in such statements. In making the forward-looking statements included in this news release, the Company has made various material assumptions, including but not limited to assumptions with respect to the Company's customers deploying its products in accordance with communicated intentions, the Company's customers completing new distribution centres in accordance with communicated expectations, intentions and plans, anticipated new orders in FY 2025 based on customers' historical patterns and additional demand communicated to the Company and its partners, the Company's ability to successfully execute its plans and intentions, including with respect to the entry into new business segments and servicing existing customers, the availability of financing on reasonable commercial terms, including the EXIM facility. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing orders roughly in accordance with historical ordering patterns and communicated intentions, macroeconomic effects on the Company and its business, and on the lithium battery industry generally, not being able to obtain financing on reasonable commercial terms or at all, including not being able to satisfy any condition of drawdowns under the EXIM facility, that the Company's products will not perform as expected, supply and demand fundamentals for lithium-ion batteries, the risk of interest rate increases, persistent inflation in the United States and Canada and other macroeconomic challenges, the political, economic, and regulatory and business stability of, or otherwise affecting, the jurisdictions in which the Company operates, including new tariff regimes. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2024 under "Risk Factors", and in the Company's most recent annual and interim Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities and filed or furnished with the SEC.. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE: Electrovaya, Inc.